EXHIBIT 99.1

Smackover Lithium Files Maiden Inferred Resource for Its Franklin Project in East Texas, Containing the Highest Reported Lithium-in-Brine Grades in North America

LEWISVILLE, Ark., Nov. 05, 2025 (GLOBE NEWSWIRE) -- Smackover Lithium, a 55:45 owned Joint Venture (“JV”) between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI) and Equinor (“Equinor”), announced today that it has filed its Maiden Inferred Resource report (the “Report”) for the Franklin Project (the “Project”) in the northeast region of Texas.

All terms not otherwise defined have the meaning given to them under the CIM Definition Standards for mineral resources and mineral reserves.

The Franklin Project is highlighted by 2,159,000 metric tonnes of lithium carbonate equivalent at an average lithium concentration of 668 mg/L, 15,414,000 tonnes of potash (as potassium chloride) - a newly added mineral to the U.S. Geological Survey 2025 Draft Critical Mineral List - and 2,638,000 tonnes of bromide (ionized form of the commercial product bromine), contained within 0.61 km3 of brine volume.

The Report for the JV’s first project in the East Texas region of the Smackover highlights the size and quality of its brine position. Brine mineral leasing has been ongoing since 2022 in the approximate 80,000-acre Project area, with over 46,000 acres leased to support the inferred resource. The Project also contains the highest reported lithium-in-brine grades in North America, including a previously measured 806 mg/L at the Pine Forest 1 well (see news release dated 25th October 2023).

This initial Project definition marks a key step towards the ultimate goal of reaching production of over 100,000 tonnes of lithium chemicals per year in Texas through multiple phases. This goal is further supported by two additional projects the JV is planning to develop in East Texas that are anticipated to roughly triple the size of the JV’s portfolio area in the state.

The principal recommendation for next steps is to further refine the characteristics of the Upper and Middle Smackover Formation aquifers, brine chemistry and to assess reserve forecasts. This will be accomplished by drilling additional appraisal wells and re-entering three shut-in wells to facilitate the definition of a Preliminary Feasibility Study.

The JV will also conduct direct lithium extraction (“DLE”) testing of the Project brine, leveraging insights gained from Standard Lithium’s Demonstration Plant located in El Dorado, Arkansas, as well as the JV’s South West Arkansas project.

The Report is available for review under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at https://www.standardlithium.com/projects/smackover/. For highlights of this Report, please refer to the Company’s press release dated 24 September 2025.

Qualified Person

All scientific and technical disclosure in this news release was reviewed and approved by Mr. Stephen Ross, P.Geo., British Columbia, Vice President of Resource Development for Standard Lithium and a Qualified Person for purposes of, and as that term is defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Ross is not independent of the Company.

About Smackover Lithium

Smackover Lithium is a joint venture between Standard Lithium and Equinor. Formed in May 2024, Smackover Lithium is developing multiple DLE projects in Southwest Arkansas and East Texas (the “JV Projects”). Standard Lithium owns a 55% interest and Equinor holds the remaining 45% interest in the JV Projects, with Standard Lithium maintaining operatorship.

About Standard Lithium

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas.

Standard Lithium trades on both the TSX Venture Exchange (the “TSXV”) and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and has offices in more than 20 countries worldwide. Equinor’s partnership with Standard Lithium to mature DLE projects builds on its broad US energy portfolio of oil and gas, offshore wind, low carbon solutions and battery storage projects.

For more information on Equinor in the US, please visit: Equinor in the US - Equinor.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries

media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, the potential completion of a Preliminary Feasibility Study for the Project, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.